                                 SCHEDULE 13E-3
           Rule 13e-3 Transaction Statement Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934
                             ----------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            INTEK GLOBAL CORPORATION
                              (Name of the Issuer)

                            INTEK GLOBAL CORPORATION
                                  SECURICOR PLC
                              SECURITY SYSTEMS PLC
                              IGC ACQUISITION CORP.
                      (Name of Person(s) Filing Statement)

                            -------------------------
                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                   458134 10 3
                      (CUSIP Number of Class of Securities)

                             -----------------------

         Robert J. Shiver                                 Nigel Griffiths
     Intek Global Corporation                              Securicor plc
          99 Park Avenue                                 Sutton Park House
            18th Floor                                 Sutton, Surrey SM1 4LD
     New York, New York 10016                                 England
          (212) 949-4200                                011 44 181 770 7000



 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing statement)
                          ----------------------------
                                   copies to:

        Nancy Wojtas                                   David Lefkowitz
 Manatt Phelps Phillips, LLP                          Douglas P. Warner
 11355 W. Olympic Boulevard                       Weil, Gotshal & Manges LLP
Los Angeles, California 90064                          767 Fifth Avenue
                                                   New York, New York 10153



This statement is filed in connection with (check the appropriate box):

a. [ ]The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
         [Section240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ]The filing of a registration statement under the Securities Act of 1933.

c.    [X]A tender offer.

d.    [ ]None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

Transaction Valuation*                                     Amount of Filing Fee**
$54,381,239                                                $10,876.25




            * For purposes of calculating the filing fee only. This amount assumes the purchase of 19,774,996 shares of Common Stock, par value $.01 per share, of Intek Global Corporation at $2.75 per share, net to the sellers in cash. The foregoing number of shares is equal to the sum of (i) the 16,365,996 shares of Common Stock outstanding as of June 7, 1999 that are not held by affiliates of the bidders and (ii) 3,409,000 shares of Common Stock issuable upon exercise of stock options outstanding as of that date that have an exercise price of less than $2.75 per share.

            ** The amount of filing fee calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

            [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,876.25

Form or Registration No.:           Schedule 14D-1
Filing Parties: Securicor plc, Security Services plc and  IGC Acquisition Corp.

Date Filed:  June 16, 1999

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (i) Securicor plc, a public limited company organized under the laws of England and Wales ("Securicor"), (ii) Security Services plc, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("Parent"), (iii) IGC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and
(iv) Intek Global Corporation, a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Schedule 13E-3 relates to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value of $.01 per share (the "Common Stock"), of the Company at a price of $2.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively.

The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Securicor, Parent and Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the
Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules and annexes thereto.

The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Securicor, Parent and Purchaser take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Securicor, Parent and Purchaser was supplied by Securicor, Parent and Purchaser. The Company takes no responsibility for the accuracy of such information.

                              CROSS REFERENCE SHEET

           Item and Caption of Schedule 13E-3             Location of Item(s) in Schedule 14D-1
           ----------------------------------             -------------------------------------
Item 1. Issuer and Class of Security Subject to the
Transaction.
     (a)                                                   Item 1(a)
     (b)                                                   Item 1(b)
     (c)                                                   Item 1(c)
     (d)                                                   *
     (e)                                                   *
     (f)                                                   *

Item 2. Identity and Background.
     (a)                                                   Item 2(a)
     (b)                                                   Item 2(b)
     (c)                                                   Item 2(c)
     (d)                                                   Item 2(d)
     (e)                                                   Item 2(e)
     (f)                                                   Item 2(f)

     (g)                                                   Item 2(g)
Item 3. Past Contacts, Transactions or Negotiations.
     (a)                                                   Items 3(a) and 3(b)
     (b)                                                   *

Item 4. Terms of the Transaction.                          *

Item 5. Plans or Proposals of the Issuer or Affiliate.
     (a)                                                   Item 5(a)
     (b)                                                   Item 5(b)
     (c)                                                   Item 5(c)
     (d)                                                   Item 5(d)
     (e)                                                   Item 5(e)
     (f)                                                   Item 5(g)
     (g)                                                   *

Item 6. Source and Amount of Funds or Other
Consideration.
     (a)                                                   Item 4(a)
     (b)                                                   *
     (c)                                                   Item 4(b)
     (d)                                                   Item 4(c)

Item 7. Purpose(s), Alternatives, Reasons and Effects.
     (a)                                                   Item 5
     (b)                                                   *
     (c)                                                   *
     (d)                                                   *

Item 8. Fairness of the Transaction.                       *

Item 9. Reports, Opinions, Appraisals and Certain          *
Negotiations.

Item 10. Interest in Securities of the Issuer.

     (a)                                                   Item 6(a)
     (b)                                                   Item 6(b)

Item 11. Contracts, Arrangements or Understandings with    Item 7
respect to the Issuer's Securities.

Item 12. Present Intention and Recommendation of Certain   *
Persons with regard to the Transaction.

Item 13. Other provisions of the Transaction.              *

Item 14. Financial Information.                            *

Item 15. Persons and Assets Employed, Retained or
Utilized.
     (a)                                                   *
     (b)                                                   Item 8

Item 16. Additional Information.                           Item 10(f)

Item 17. Material to be filed as Exhibits                  Separately included herewith


----------
*        The Item is located in the Schedule 13E-3 only.

Item 1. Issuer and Class of Security Subject to the Transaction

(a)-(c) The responses to Items 1(a)-(c) of the Schedule 14D-1 are incorporated herein by reference.

(d) The information set forth under "THE TENDER OFFER -- Price Range of the Shares; Dividends" and "THE TENDER OFFER -- Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

(e)   Not applicable.

(f)   Not applicable.

Item 2.  Identity and Background

(a)-(d), (g) This Schedule 13E-3 is being filed by Securicor, Parent, Purchaser and the Company. The responses to Items 2(a) - (d) and (g) of the Schedule 14D-1 are incorporated herein by reference. The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

(e)-(f) The responses to Items 2(e) and (f) of the Schedule 14D-1 are incorporated herein by reference. During the last five years, the Company has not and, to the best knowledge of the Company, none of the persons listed in
Schedule I of the Offer to Purchase has, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or findings any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations

(a) The responses to Items 3(a) and (b) of the Schedule 14D-1 are incorporated herein by reference.

(b)   Not applicable.

Item 4.  Terms of the Transaction

(a) The information set forth on the cover page of, and under "INTRODUCTION", "SPECIAL FACTORS - Rights of Stockholders in the Offer and the Merger" and " -- The Merger Agreement", and "THE TENDER OFFER -- Terms of the Offer; Expiration Date", "-- Procedures for Accepting the Offer and Tendering Shares", "-- Withdrawal Rights", " -- Acceptance for Payment and Payment", "-- Certain Conditions of the Offer", and "-- Certain Legal Matters; Required Regulatory Approvals" in, the Offer to Purchase is incorporated herein by reference.

(b)   Not applicable.

Item 5.  Plans or Proposals of the Issuer or Affiliate

(a)-(f) The responses to Items 5(a) - (e) and (g) of the Schedule 14D-1 are incorporated herein by reference.

(g) The information set forth under "SPECIAL FACTORS - Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger - Exchange Act Registration" is incorporated herein by reference.

Item 6.  Source and Amount of Funds or Other Consideration

(a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

(b) The information set forth under "THE TENDER OFFER -- Certain Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

(c) The response to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

(d) The response to Item 4(c) of the Schedule 14D-1 is incorporated herein by reference.

Item 7.  Purpose(s), Alternatives, Reasons and Effects

(a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

(b) The information set forth under "SPECIAL FACTORS -- Background of the Offer" in the Offer to Purchase is incorporated herein by reference.

(c)-(d) The information set forth under "INTRODUCTION" and under "SPECIAL FACTORS - Background of the Offer", " -- Purpose and Structure of the Offer and the Merger", "-- Reasons of Parent and Purchaser for the Offer and the Merger; Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", and " -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger -- Certain Effects of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

Item 8.  Fairness of the Transaction

(a)-(e) The information set forth under "INTRODUCTION" and under "SPECIAL FACTORS - Background of the Offer", " -- Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger", " -- Opinion of the Financial Advisor to the Independent Committee", "--Reasons of Parent and Purchaser for the Offer and the Merger; Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and "Analysis of Financial Advisor to Securicor" in the Offer to Purchase is incorporated herein by reference.

(f)      Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

      The information set forth under "SPECIAL FACTORS -- Opinion of the Financial Advisor to the Independent Committee" and " -- Analysis of Financial Advisor to Securicor" in the Offer to Purchase is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer

(a) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference. The information set forth under "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger; Share Ownership - Security Ownership" is incorporated herein by reference.

(b) The response to Item 6(b) of the Schedule 14D-1 is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

      The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

         Not applicable.

Item 13. Other Provisions of the Transaction

(a) The information set forth under "SPECIAL FACTORS - Rights of Stockholders in the Offer and the Merger" in, and Annex B "RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL" of, the Offer to Purchase is incorporated herein by reference.

(b)   Not applicable.

(c)   Not applicable.

Item 14. Financial Information

(a) The information set forth under "THE TENDER OFFER -- Certain Information Concerning the Company" in, and Schedule III "FINANCIAL STATEMENTS OF THE COMPANY" of, the Offer to Purchase is incorporated herein by reference.

(b)   Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized

(a) The information set forth under "SPECIAL FACTORS - Opinion of Financial Advisor to the Independent Committee" and "THE TENDER OFFER - Certain Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

(b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16. Additional Information

      The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

Item 17. Material to Be Filed as Exhibits

(a)      Not applicable.

(b)(1) Opinion of Financial Advisor to Independent Committee, dated June 8, 1999. See Annex A to the Offer to Purchase identified below.*

(b)(2) Analysis of Financial Advisor to Independent Committee, dated June 8,
      1999.

(b)(3) Analysis of Financial Advisor to Securicor, dated February 4, 1999.

(c) Agreement and Plan of Merger dated as of June 9, 1999 among the Company, Purchaser and Parent.*

(d)(1) Offer to Purchase, dated June 16, 1999.*

(d)(2) Letter of Transmittal.*

(d)(3) Notice of Guaranteed Delivery.*

(d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(d)(7) Press Release issued by Parent and the Company, dated June 10, 1999.*

(d)(8) Summary Advertisement, as published in The Wall Street Journal on June 16, 1999.*

(e) Description of Appraisal Rights (included in Annex B to the Offer to Purchase).*

(f)   Not applicable.

------------------------------

* Incorporated herein by reference to the Tender Offer Statement on Schedule 14D-1 filed by Securicor, Purchaser and Parent on June 16, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 16, 1999

                   INTEK GLOBAL CORPORATION
                   By:      /s/ Robert J. Shiver
                             ---------------------------------------------
                                         Name:      Robert J. Shiver
                             Title:  President and Chief Executive Officer

                   SECURICOR PLC
                   By:      /s/ Nigel Griffiths
                             ---------------------------------------------
                                         Name:      Nigel Griffiths
                             Title:  Director

                   SECURITY SERVICES PLC
                   By:      /s/ Nigel Griffiths
                             ---------------------------------------------
                                         Name:      Nigel Griffiths
                             Title:  Director

                   IGC ACQUISITION CORP.
                   By:      /s/ C. Grice McMullan, Jr.
                             ---------------------------------------------
                                         Name:      C. Grice McMullan, Jr.
                             Title:  Secretary

                                  EXHIBIT INDEX

Exhibit Number              Description of Document
--------------              -----------------------


(a)                          Not applicable.

(b)(1)                       Opinion of Financial Advisor to Independent
                             Committee, dated June 8, 1999. See Annex A to the Offer to Purchase identified below.*

(b)(2)                       Analysis of Financial Advisor to Independent
                             Committee, dated June 7, 1999.

(b)(3) Analysis of Financial Advisor to Securicor, dated February 4, 1999.

(c) Agreement and Plan of Merger dated as of June 9, 1999 among the Company, Purchaser and Parent.*

(d)(1)                       Offer to Purchase, dated June 16, 1999.*

(d)(2)                       Letter of Transmittal.*

(d)(3)                       Notice of Guaranteed Delivery.*

(d)(4)                       Letter to Brokers, Dealers, Commercial Banks,
                             Trust Companies and Other Nominees.*

(d)(5)                       Letter to Clients for use by Brokers, Dealers,
                             Commercial Banks, Trust Companies and Other
                             Nominees.*

(d)(6)                       Guidelines for Certification of Taxpayer
                             Identification Number on Substitute Form W-9.*

(d)(7) Press Release issued by Parent and the Company, dated June 10, 1999.*

(d)(8)                       Summary Advertisement, as published in The Wall
                             Street Journal on June 16, 1999.*

(e)                          Description of Appraisal Rights (included in
                             Annex B to the Offer to Purchase).*

(f)                          Not applicable.





------------------------------

* Incorporated herein by reference to the Tender Offer Statement on Schedule 14D-1 filed by Securicor, Purchaser and Parent on June 16, 1999.